NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS APRIL 2010 DISTRIBUTION AND ANNOUNCES NON-CORE ASSET SALES

Calgary, Alberta – April 12, 2010 (TSX – PMT.UN) - Paramount Energy Trust (“PET” or the “Trust”) is pleased to to confirm that its distribution to be paid on May 17, 2010 in respect of income received by PET for the month of April  2010, for Unitholders of record on April 22, 2010, will be $0.05 per Trust Unit.  The ex-distribution date is April 20, 2010. The April 2010 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $13.964 per Trust Unit.

PET also announces that subsequent to the end of the first quarter, the Trust entered into agreements to sell three non-core properties for total proceeds of $34.1 million. The properties currently produce 2.2 MMcfe/d (370 BOE/d) and were assigned proved plus probable reserves of 9.4 Bcfe at December 31, 2009, resulting in overall sale metrics of $92,000 per BOE/d of production and $3.62 per Mcfe ($21.70 per BOE) of reserves. In addition to $26.5 million in cash which will be applied to reduce bank debt, the Trust will receive shares in a public oil and gas company valued at $7.5 million. All three transactions are expected to close in the second quarter.

GAS PRICE MANAGEMENT

PET continues to actively manage its natural gas price risk.  Natural gas prices in North America have weakened considerably since the beginning of 2010. The Trust remains cautious with respect to near term natural gas prices as impacted by strong supply from shale gas plays in the United States, increased LNG supply, weak industrial gas demand due to the economic recession and recent strength in the Canadian dollar. PET closely monitors the market drivers with respect to natural gas prices and will continue to proactively manage the Trust’s forward price exposure to meet PET’s strategy of protecting the level of the Trust’s monthly distributions and managing the balance sheet, enhancing or protecting the economics of acquisitions and capital programs, and capitalizing on perceived market anomalies.

The Trust has recently applied a portion of the value of its hedge portfolio to its balance sheet through the early crystallization of forward sale transactions. To date in 2010, PET has realized hedging gains of $60 million through the settlement and crystallization of forward positions.  The current mark-to-market value of PET’s net open hedging transactions is approximately $72 million.

PET’s financial and physical natural gas forward sales arrangements at April 9, 2010 are as follows:

Financial hedges and physical forward sales contracts
Type of Contract	Volumes at AECO (2) (GJ/d)	% of 2010E Volume (4)	Price (1) ($/GJ)	Futures Market (3) ($/GJ)	Term
Financial	100,000	51	4.44	3.72	May – October 2010
Financial	92,500		7.60		November 2010 – March 2011
Physical	10,000		7.75		November 2010 – March 2011
Period Total	102,500	52	7.61	4.66	November 2010 – March 2011
Financial	65,000	33	5.43	4.58	April – October 2011
Financial	57,500	29	5.34	5.20	November 2011 – March 2012
Financial	89,679	45	6.78	5.50	January – March 2013

(1)

Average price calculated using weighted average price for sell contracts.

(2)

All transactions are at AECO unless identified specifically as a NYMEX transaction.

(3)

Futures market reflects AECO/NYMEX forward market prices as at April 9, 2010.

(4)

Calculated using 196,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes and voluntary production shut-ins.

2010 OUTLOOK AND SENSITIVITIES

At current AECO average settled and forward prices of $4.32 per GJ for 2010, and incorporating the effects of the dispositions described above, the Trust estimates 2010 cash flow of $180 to $190 million. PET’s proactive gas price risk management strategy has resulted in downside protection to this cash flow with financial instruments in place to manage gas price risk for over 50 percent of its 2010 forecast sales and gas over bitumen deemed production volumes.  Incorporating PET’s current hedging portfolio and forward natural gas prices into the Trust’s production, operations and funds flow projections, the current level of distribution represents a payout ratio of approximately 46 percent for 2010.

Giving effect to the dispositions described above, the following table shows PET’s estimate of key measures for 2010 based on its hedging portfolio, production levels and the Trust’s estimated exploration and development capital expenditures and targeted results for full year 2010 under several different full year 2010 AECO gas price assumptions.

	Average full year AECO monthly index gas price ($/GJ) (3)
Funds flow outlook	$4.00	$5.00	$6.00
Oil and natural gas production (MMcfe/d)	157	157	157
Realized gas price ($/Mcfe)	6.22	6.71	7.19
Funds flow (1) ($ millions)	169	186	198
Per Trust Unit (1) ($/Unit/month)	0.100	0.111	0.118
Payout ratio (1) (4) (%)	50	45	43
Ending net debt ($ millions)	512	495	483
Ending net debt to funds flow ratio (2) (times)	3.0	2.7	2.4

(1)

These are non-GAAP terms; please refer to “Significant accounting policies and non-GAAP measures” in the Trust’s recently filed MD&A.

(2)

Calculated as ending net debt (including convertible debentures) divided by annualized funds flow.

(3)

Average AECO settled and forward price for 2010 as at April 9, 2010 was $4.32 per GJ.

(4)

Estimated payout ratio assumes a distribution rate of $0.05 per month per Trust Unit.

The Trust’s outlook and sensitivities assume operating costs of $2.00 per Mcfe, cash general and administrative expenses of $0.60 per Mcfe, an interest rate on bank debt of 3.8 percent and incorporate the Trust’s financial and physical forward sales portfolio at April 9, 2010. Cash general and administrative expenses are equal to general and administrative expenses before Trust Unit-based compensation.

Forward Looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations and including the information contained under the heading “2010 Outlook and Sensitivities” above may constitute forward-looking statements under applicable securities laws.  The forward looking information includes, without limitation, statements regarding expected access to capital markets; forecast production, operations, funds flows, and timing thereof; forecast and realized commodity prices; forecast and funding of capital expenditures; use of funds flow; estimated net debt; estimated operations costs; use of disposition proceeds; reserve estimates; and estimated funds flow sensitivity.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in the Trust’s MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com).  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of PET’s management at the time the information is released and PET disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”).  Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of the Trust’s MD&A.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB.A”, “PMT.DB.C” and “PMT.DB.D”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 5 Avenue SW Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor